February 16, 2006
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Paul Cline, Senior Accountant
            Re: Citizens Banking Corporation (“Citizens”)
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 000-10535
Ladies and Gentlemen:
We are submitting by direct electronic transmission the following responses to the comment letter dated February 7, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments above our responses.
Financial Statements
Note 3. Recent Transactions, page 67
1.	Please refer to prior comment 1. Your response appears to focus primarily on an assertion that the subsidiary was not identified as a segment and that the cash flows associated with your continued operations in Illinois are directly related to the operations of the sold subsidiary. As stated in our prior comments on this issue, identification as a segment is not the only factor to consider in determining discontinued operations. We note from the sale agreement filed as Exhibit 2.1 to the Form 10-Q for the second quarter of 2004 that the sale of this subsidiary was a stock sale to the purchaser. We also note that Article 5.13 of the stock sale agreement includes a non-compete agreement. Based on the discussions of your business and your response, we do not believe the cash flows of your continued operations in Illinois are directly and primarily related to the operations of the sold subsidiary. We also note that you maintained separate financial information for this subsidiary. Please revise to present the sold subsidiary as discontinued operations.
We will revise the presentation of the financial statements and accompanying notes to reflect the sale of the Illinois Bank as a discontinued operation commencing with the 2005 Form 10-K, which we will file on or before March 16, 2006. Citizens believes that reasonable investors will no longer rely on the 2005 interim reports nor the 2004 Form 10-K once the 2005 Form 10-K is filed as it subsumes the information from the prior filings and contains audited, more current financial information. In addition to the disclosures and the presentation required by Generally Accepted Accounting Principles (GAAP) for discontinued operations, we intend to include a narrative explanation of the restatement in Item 1, Item 6, the overview section of Item 7, and the

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notes to the financial statements (including Note 2, and the Selected Quarterly Information note) in the 2005 Form 10-K to ensure that investors are aware of the impact of the restatement.
Note 5. Investment Securities, page 70
2.	Please refer to prior comment 2. You state that four CMO securities accounted for as available for sale under SFAS 115 were marked to market. We do not believe such accounting treatment is appropriate under SFAS 115. Please amend your filings to account for these securities consistently with the guidance in SFAS 115.
Citizens believes that the accounting treatment applied to the CMO transaction in 2004 was in accordance with paragraphs 13, 14, and 16 of FAS 115 and requests that the Staff reconsider its position in light of the following:
1.	In preparation for the Illinois Bank sale, Citizens reviewed the balance sheet and determined that the sale would have a negative impact on Citizens’ asset/liability position through interest rate risk and liquidity risk. In June 2004, we determined that our risk management objectives could be met through the sale of four CMO securities.

2.	The fair value of each of the four CMO securities was below the amortized cost basis. Citizens determined that the decline in fair value of the four CMO securities was other-than-temporary at the end of the second quarter of 2004 due to the decision to sell those securities. (Paragraph 16 of FAS 115, and EITF D-44)

3.	The cost basis was written down to fair value for each security thereby creating a new cost basis and the amount of the write down ($2.1 million pre-tax) was included in earnings in the second quarter (i.e., accounted for as a realized loss)

4.	No recoveries in fair value from the post-impairment new cost basis were recognized prior to the sale of the securities in July 2004, consistent with paragraphs 13 and 16 of FAS 115.

5.	The recovery from that new cost basis was recorded in earnings when the securities were sold in July 2004 in accordance with paragraph 14 and Q&A 49 of FAS 115. This recovery totaled $0.5 million pre-tax.
We inaccurately used the term “mark to market” when describing the impairment write-down in our prior response letter. However, our accounting for the impaired securities was consistent with the impairment guidance of paragraph 16 and the guidance of paragraphs 13 and 14 of FAS 115, and with the disclosure in Note 1 of Citizens’ 2003 Form 10-K covering significant accounting policies.
We agree with the Staff that our disclosures related to these securities could have been improved. We will add language to our 2005 Form 10-K further describing this transaction and specifically highlighting the $2.1 million write-down taken in the second quarter of 2004 as an impairment charge.

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February 16, 2006

3.	Please refer to prior comment 3 and explain to us the processes which management applies in determining that it has both the intent and ability to hold the securities for the foreseeable future in order to make full recovery of costs. In your response, please also tell us how you consider the concept of “foreseeable future” in making your determination.
Citizens utilizes the following process to review each security when determining its intent and ability to hold securities with unrealized losses for a period of time necessary to recover amortized cost:
1.	Review changes in the regulatory environment for any factors which would affect the securities portfolio, capital adequacy, or our asset/liability position in such a way as to necessitate the sale of such securities.

2.	Review tax laws as they relate to the investment portfolio and the municipal securities in particular for any changes which would make us reconsider the holding of such securities.

3.	Review any significant changes in issuer creditworthiness that would alter our intent or ability to hold the securities of that issuer.

4.	Review business plans and strategic plans to evaluate whether there are business combinations or divestitures or business unit growth which would make us reconsider the holding of such securities.

5.	Review balance sheet forecasts and budgets which align with business plans and/or strategic plans to evaluate whether future balance sheet or liquidity conditions are expected to preclude the holding of such securities.

6.	Review interest rate risk position and asset/liability position including short-term and intermediate-term risk measures which capture the next twelve and twenty-four months and longer term risk measures which capture the impact of cash flows to the maturity of each instrument on our balance sheet for an indication that conditions are expected to materialize in the future which would preclude holding such securities.

7.	Evaluate asset/liability committee decisions to ensure no decisions made by the committee are inconsistent with our stated intent to hold to recovery.

8.	Evaluate our history of securities sales to ensure that it is consistent with our statement of intent and ability to hold such securities.
Citizens considers these factors in aggregate to determine our intent and ability to hold for a period of time necessary to recover amortized cost on a security by security basis.
While the phrase “foreseeable future” is not explicitly used by Citizens in its declaration of intent and ability to hold securities with unrealized losses for a period of time necessary to recover amortized cost, our process necessarily encompasses forward-looking evaluations. Our financial planning process referenced in #4 and #5 above and our asset/liability process referenced in #6 above evaluate future time periods. Our asset/liability and interest rate risk management process captures multiple future scenarios, some required by regulation and others based on management judgment. Although no process can capture all possible future scenarios, Citizens has concluded that the scenarios which are forecasted capture a reasonable and prudent set of possible future interest rate paths for risk management purposes. A portion of the measures reviewed are necessarily focused on the next year or next twelve and twenty-four months, and additional measures cover the time-period through the final maturity of each loan, deposit, and investment security on the balance sheet in order to be assured that the maximum possible time horizon required for recovery has been evaluated. Our intent is to hold securities with unrealized losses until recovery of cost or maturity, and Citizens has concluded that the breadth of scenarios and

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tenor of the forward-looking review are sufficient to support our declaration of intent and ability to hold as stated in the Form 10-K.
Form 8-K, filed on January 20, 2006, Exhibit 99.1
4.	We note that you charged $3.6 million in the fourth quarter related to your hedging activities associated with your brokered deposits and that the amounts related to prior periods are immaterial to your financial statements. In support of that assertion, please provide us your materiality analysis for each quarter and fiscal year impacted by this error.
We began our review of the $3.6 million pre-tax charge ($2.3 million after-tax) by first performing a quantitative analysis to determine the materiality of this event both by quarter and by year of occurrence. This was based on quantifying the total impact that would have resulted from never having applied hedge accounting, as opposed to simply measuring the ineffectiveness that would have resulted had a long-haul hedge accounting calculation been performed. The following table shows the impact of the error for each of the nine quarters three years affected.
QUANTATIVE ANALYSIS FOR BROKERED CD SWAP ERROR
Net Income Dollars in Thousands

	2005					2004					2003
	Fourth	Third	Second	First	FY2005	Fourth	Third	Second	First	FY2004	Fourth
Net Income (as reported)	$21,184	$20,992	$20,565	$20,080	$82,821	$20,286	$19,645	$18,722	$17,443	$76,097	$18,074
Cumulative correcting entry	2,296				2,296					0	0
Net Income before applying correction	23,481	20,992	20,565	20,080	85,117	20,286	19,645	18,722	17,443	76,097	18,074
Impact of error	(731)	(933)	437	(778)	(2,006)	(187)	322	(449)	87	(226)	(65)
Impact %	-3.12%	-4.45%	2.13%	-3.87%	-2.36%	-0.92%	1.64%	-2.40%	0.50%	-0.30%	-0.36%
Adjusted Net Income	$22,749	$20,058	$21,002	$19,302	$83,112	$20,099	$19,968	$18,274	$17,530	$75,871	$18,009
% Change in annual Net Income					0.35%					-0.30%	-0.36%
Accounting Principles Bulletin (APB) Opinion No. 20, “Accounting Changes”, paragraph 38 addresses materiality and states,
“If a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatments and disclosures described in this Opinion should be followed.”
However, APB No. 20 does not establish any guidelines nor a rule of thumb to determine materiality.
SEC Staff Accounting Bulletin (SAB): #99 — Materiality, paragraph 4, states,
“The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality.”
Based on the above, our initial quantitative review of this event indicated that it was immaterial. In accordance with SAB #99, we also performed a qualitative review complete our assessment of

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February 16, 2006

whether the impact of the event on our financial statements was material. Refer to the response to Comment #5 below for our qualitative review.
5.	In regards to the $3.6 million charge related to the brokered deposits, we note that you intend to present this charge as a component of non-interest income. Please tell us how management determined that a prior period adjustment was not considered necessary.
As noted in response to comment # 4 above, Citizens performed a quantitative and qualitative analysis in making our decision to record the $3.6 million charge. Please refer to our response to comment #4 above for our quantitative analysis.
We began our qualitative analysis by determining the type of accounting change that relates to this event. We reviewed APB Opinion No. 20, “Accounting Changes", paragraphs 13, 36, and 37 and FASB Statement No. 154 “Accounting Changes and Error Corrections”, paragraphs 2h, 25 and 26. (Note: FASB Statement No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005 and will replace APB Opinion No. 20.) After reviewing these pronouncements, we determined that this change was a correction of an error.
Using SEC Staff Accounting Bulletin (SAB): #99, “Materiality,” as a guideline, we performed additional qualitative analysis. SAB #99, paragraph 8, states,
“Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.”
Our qualitative analysis included the considerations listed in section 1, “Assessing Materiality,” of SAB #99. The following is a discussion of our considerations with respect to the specific error in question:
1.	The error in question is a precise measurement and does not entail an estimate of any type. The fair value swaps on brokered CDs are of commonly issued structure with readily ascertainable market values through a third party specialist independent from the swap counterparties.

2.	After careful review of the effect of the error on reported net income vs. the adjusted net income, we concluded that while there are differences it does not mask a change in the upward trend of earnings.

3.	The error does not change Citizens’ compliance with regulatory requirements.

4.	The error does not affect Citizens’ compliance with loan covenants nor other contractual requirements.

5.	The error does not conceal an unlawful transaction.

6.	The error was unintentional and was not an attempt to hide a failure to meet analysts’ consensus.

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February 16, 2006

7.	The error does not change a loss into income or vice versa.

8.	The error will affect Management’s 2005 annual incentive compensation in a negative way. Even though this reduces the amount of incentive payout for 2005, Management fully recognizes the requirement and necessity of making this accounting entry. The remaining pre-tax charge that would have occurred in 2004 and 2003 would not have materially affected incentive plans in place at that time.
In conclusion, the quantitative and qualitative analysis of the error in all the affected quarters and years, including the current quarter and year when the error was corrected, shows that the error is not material in relation to the previously reported net income for prior quarters to which the error relates nor to the trend of earnings. Therefore, Citizens does not believe that the restatement of prior period financial statements is necessary.
Citizens will disclose this cumulative charge as a separate line item in its financial statements appearing in the 2005 Form 10-K. It will be clearly distinguishable as an individual component of non-interest income. We will also include appropriate disclosure and explanation in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
6.	We note that during the quarter you recorded a $9.1 million insurance settlement through your provision for loan loss. Please provide us an expanded discussion of the facts and circumstances surrounding the related losses and how management determined that the appropriate recognition of the insurance proceeds was through the allowance for loan and lease losses.
As a standard course of business, Citizens had secured a rider to its financial institutions bond to protect us from losses incurred resulting from our reliance on false and fraudulent financial documentation. On October 10, 2005 Citizens filed a Form 8-K announcing a settlement agreement with one of its previous insurers regarding a claim made for recovery of fraud losses suffered in connection with two loans previously made by Citizens. In 2002 and 2003, a total of $20.0 million was charged to the Allowance for Loan Losses after Citizens determined that the borrowers provided falsified reports detailing the value of collateral used for the borrowing base of their loans. Through collection efforts, we subsequently recorded loan loss recoveries to the Allowance for Loan Losses totaling $2.4 million (see table below) over the course of 2003 and 2004. After exhausting efforts to obtain restitution from the borrowers on the remaining portion of these loans, we filed a claim with the insurance company that underwrote such coverage.
When the $9.1 million was received, we recorded the amount as a loan loss recovery to the Allowance for Loan Losses in accordance with the GAAP matching principle, and the FDIC, Federal Financial Institutions Examination Council (FFIEC) call report guidelines (FFIEC glossary Allowance for Loan and Lease Losses), which states:
“any recoveries on loans or leases previously charged off shall be credited to the allowance”
Additionally, as the following table displays, the insurance settlement was less than the amount charged against the Allowance for Loan Losses net of the subsequent recoveries. As AICPA Audit Risk Alert: Banks, Credit Unions, and Other Lenders and Depository Institutions Industry Developments paragraph 115 states:
“The only portion of future recoveries that can be credited to the allowance is the amount that was actually charged against the allowance.”

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February 16, 2006

Commercial loans charged-off ($ million)	20.0
Subsequent recoveries from client	(2.4)
Remaining charge-off before settlement	17.6

Insurance settlement received fourth quarter of 2005	(9.1)

Remaining charge-off after settlement	$8.5

In conclusion, we believe that we properly recorded the funds as a loan loss recovery to the Allowance for Loan Losses.
Please call me (810-237-4200) or Sandy King (810-766-7973) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,

/s/ Charles D. Christy Charles D. Christy, Chief Financial Officer